Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

August 7, 2015

Ms. Jaime John
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Caesars Entertainment Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 11, 2015
File No. 001-10410
Dear Ms. John:
This is in response to the Staff’s letter dated July 28, 2015, regarding Caesars’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in Caesars’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.
Item 1. Unaudited Financial Statements
Note 5 – Litigation, page 12

1.	Please tell us how the events described in your Form 8-K filed on July 22, 2015 impact your conclusions under ASC 450 and ASC 460.

* * * * * * *
Response:
The events do not impact our ASC 450 and 460 conclusions.

The legal ruling described in our Form 8-K filed on July 22, 2015 (“Form 8-K”) relates principally to the Noteholder Lawsuits described by us in Note 5 to our Form 10-Q for the Quarterly Period Ended March 31, 2015 filed May 11, 2015 (“Form 10-Q”). Specifically, in the bankruptcy court proceeding, the Debtors requested a temporary stay of the Noteholder Lawsuits currently being prosecuted against CEC. As described in the Form 8-K, the bankruptcy court declined to enjoin those lawsuits. Accordingly, the lawsuits are continuing against CEC. The Debtors have appealed the bankruptcy court’s decision to the United States District Court for the Northern District of Illinois, and that appeal is pending. As to the merits of the Noteholder Lawsuits, CEC continues to believe the claims asserted against it are without merit and is vigorously defending against such claims.
As it pertains to our ASC 450 conclusion related to this matter, we have previously disclosed that we believe that it is not probable that a material loss will result from the outcome of the Noteholder Lawsuits. The Debtors’ request of the bankruptcy court for a stay of the Noteholder Lawsuits did not, and does not, change that conclusion. The Company believes that the likelihood of an adverse outcome in the Noteholder Lawsuits is reasonably possible. With respect to potential damages, while the Company is unable to reasonably estimate a range of reasonably possible losses, the Company has disclosed that the collective amount of losses that could be incurred if the parental guarantees that are the subject of the Noteholder Lawsuits are all reinstated, could exceed $11 billion. Again, nothing about the July 22 “stay” decision of the bankruptcy court impacts these conclusions. As previously has been disclosed, should the Noteholder Lawsuits ultimately be resolved through litigation outside of the financial restructuring of CEOC, and should a court find in favor of the claimants in those lawsuits or other lawsuits we have publicly disclosed as being material to CEC, such determination would likely result in CEC seeking reorganization under Chapter 11 of the Bankruptcy Code.
As it pertains to our ASC 460 conclusion on the CEC Collection Guarantee (as defined in Note 11 in our Form 10-Q), we assessed the fair value of the CEC Collection Guarantee under ASC460 as of the Debtors’ petition date. We qualitative applied a probability-weighted valuation method at that time, and concluded that the CEC Collection Guarantee does not have a fair value materially higher than zero. The events described in our Form 8-K do not change this conclusion, as the Collection Guarantee remains in effect.

* * * * * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have addressed your comments on our 2015 Q1 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me or Eric Hession, Executive Vice President, Chief Financial Officer at (702) 407-6000.

Very Truly Yours,
/s/ Keith A. Causey

Keith A. Causey
Senior Vice President and
Chief Accounting Officer

cc:	William Demarest
Jerard Gibson
Scott Wiegand

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